FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 24, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 24, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer reports the results from the first three holes of its current drill program at its 100% owned Huachi Copper-Gold Porphyry Project, San Juan Province, northwestern Argentina.

Item 5.	Full Description of Material Change

The Issuer reports the results from the first three holes of its current drilling program at its 100% owned Huachi Copper-Gold Porphyry Project in San Juan Province, northwestern Argentina.

Drilling has intersected significant intervals of copper – gold mineralization associated with two altered porphyritic intrusions.  The boreholes are interpreted to have collared above and/or along the flanks of the mineralized core of the system.  Mineralization is open in all directions including at depth.  The results confirm the presence of a significant copper gold endowed porphyry system (Table 1 and Figure 1).

The second borehole, 06-HU-02, intersected a new, geologically blind, mineralized monzodioritic porphyry from 137 metres to 355 metres.  It returned 243 metres @ 0.56% CuEq (Copper Equivalent) from 112 metres to 355 metres, within which 88 metres returned 0.68% CuEq from 112 to 200 metres downhole.  The entire borehole, from surface to 355 metres, returned 353 metres @ 0.48% CuEq.

Borehole 06-HU-01 was drilled to the south of 06-HU-02 and returned 199 metres @ 0.34% CuEq.  The hole was lost at 200 metres depth.

Borehole 06-HU-03 was collared approximately 400 metres north of boreholes 06-HU-01 and -02, within what is interpreted as the more distal pyrite halo.  The hole failed to reach its planned target depth.  The results indicate an increase in both gold and copper values downhole with the lowermost 44.4 metres returning 0.47% CuEq from 164 metres to end of hole at 208.4 metres.

All holes finished in mineralization and the system remains open in all directions.

Table 1:  Summary of Huachi borehole results.

Borehole	Dip/Azimuth	From(m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper and 0.12 g/t gold).
06-HU-02	-60/300	2 112 112	355.1m 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold). 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold).
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold). 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold).

Note:

All depths downhole.

Copper Equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Interpretation

Detailed logging of the sulphides suggests that the boreholes may have collared above and/or on the flanks of the mineralized core of the system (low chalcopyrite: pyrite ratios, low to trace bornite and molybdenum).  The discovery of significant peripheral ‘leakage’ veining approximately 800 meters west of boreholes 06-HU-01 and -02 with high chalcopyrite: pyrite ratios (values up to 9.4% copper, 50.2g/t gold and 154 g/t Ag – see NR 06-21) is interpreted as a westward vector towards potentially higher grade mineralization.

Future Work

Due to the positive results to date the Issuer has substantially increased its planned drill program.  Drilling is presently testing the Oro Rico Stock, where outcropping chalcopyrite mineralization associated with hydrothermal biotite outcrops over an area of approximately 600 by 400 metres.

Figure 1.  Summary Geological Map and Borehole Location.

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President–Exploration of the Issuer and Steve Enns P. Geo, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Huachi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

February 5, 2007